FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 8
TO
ANNUAL REPORT
OF

THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York

Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

* The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

         The purpose of this Amendment is to file with the Commission (a) a description of certain recent developments with respect to the Republic of Turkey (the “Republic”) and (b) the revised Debt section of the Country Description which will replace, in its entirety, the Debt section of the Country Description previously filed as Exhibit D to the Republic’s Annual Report on Form 18-K (pages 89-117).

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SIGNATURE
EXHIBIT INDEX
EX-D-1:REVISED DEBT SECTION OF COUNTRY DESCRIPTION
EX-Q: RECENT DEVELOPMENTS

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ankara, Turkey on the 5th day of March, 2003.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli

Melih Nemli
Deputy Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

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EXHIBIT INDEX

Exhibit
Number		Page Number

A	None

B	None

*C	Copy of the 2001 Annual Budget of Turkey

*D	Current Turkey Description

D-1	Revised Debt section of the Country Description which was previously filed as Exhibit D to the Republic’s Annual Report on Form 18-K (pages 89-117)

*E	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 13, 2002

*F	Opinion of Arnold & Porter dated November 13, 2002

*G	Recent Developments of the Republic of Turkey as of November 7, 2002

*H-O	Opinions of Counsel

*P	Recent Developments of the Republic of Turkey as of February 4, 2003

Q	Recent Developments of the Republic of Turkey as of March 5, 2003

*	Previously filed.

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